Legg Mason, Inc. 100 International Drive Baltimore, MD 21202	T 410.539.0000 F 410.454.2310 www.leggmason.com

Exhibit 5.1

March 22, 2016

The Board of Directors

Legg Mason, Inc.

100 International Drive

Baltimore, Maryland 21202

Ladies and Gentlemen:

You have requested me, as Executive Vice President and General Counsel of Legg Mason, Inc. (the “Company”), to render my opinion in connection with the purchase and sale of $450,000,000 aggregate principal amount of the Company’s 4.750% Senior Notes due 2026 (the “Notes”), subject to the terms and conditions set forth in the Underwriting Agreement, dated as of March 17, 2016 (the “Underwriting Agreement”), among the Company and the several underwriters named therein. The Notes are issued pursuant to an indenture, dated as of January 22, 2014 (the “Base Indenture”), as supplemented by the Fourth Supplemental Indenture, dated as of March 22, 2016 (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), in each case between the Company and The Bank of New York Mellon, as trustee (the “Trustee”).

In my capacity as Executive Vice President and General Counsel of the Company, I am familiar with the Company’s Articles of Incorporation and Bylaws, as amended to date, and I or attorneys working under my supervision have examined the originals, or copies certified or otherwise identified to my satisfaction, of corporate records of the Company, statutes and other instruments and documents as the basis for the opinions expressed herein. I am familiar with the Indenture and the Notes. In my examinations, I have assumed the genuineness of all signatures, the authenticity of the originals of the documents submitted to me, the conformity of authentic originals of all documents submitted to me as copies and that the Indenture has been duly authorized, executed and delivered by the Trustee. As to factual matters, I have relied upon the truthfulness of the representations made in certificates of public officials and officers of the Company.

Based upon the foregoing, and having regard for such legal considerations as I have deemed relevant, I am of the opinion that:

1.	The Company is a corporation validly existing and in good standing under the laws of the State of Maryland.

2.	Each of the Fourth Supplemental Indenture and the Notes have been duly authorized by the Company and executed and delivered by a duly authorized officer of the Company.

I am admitted to practice law in the State of Maryland. The opinions set forth herein are limited to matters of the General Corporation Law of the State of Maryland. I am furnishing this opinion solely for your benefit and, as to certain matters of Maryland law, for the benefit of your counsel, Shearman & Sterling LLP. It may not be relied upon by any other person without my express written consent.

Brandywine Global • ClearBridge Investments • Martin Currie • Permal • QS Investors • RARE Infrastructure • Royce & Associates • Western Asset

I hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3ASR (File No. 333-209616) filed by the Company to effect the registration of the Notes under the Securities Act of 1933, as amended (the “Securities Act”) and to the use of my name therein and in the prospectus and the prospectus supplement constituting a part or deemed a part of such Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Thomas C. Merchant
Thomas C. Merchant Executive Vice President and General Counsel